SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

11 March 2020

Preparations commenced for a minority IPO of Jackson

Prudential plc ("Prudential") today announces that it is preparing for a minority Initial Public Offering ("IPO") of its US business.

Jackson, headquartered in Lansing, Michigan, is a top-two annuity provider in the US and has best-in-class products, distribution and operations.

Mike Wells, Group Chief Executive of Prudential, said: "In order to diversify at pace, Jackson will need access  to additional investment, which we believe would best be provided by third parties. Today we are announcing that preparations have commenced for a minority IPO of Jackson and we have already taken a number of management actions to support this path. We will now commence detailed engagement with our key stakeholders, with a view to ensuring that Jackson will have the capital strength as a separately listed business to support its continued success as a broad provider of retirement solutions for America's ageing population."

Michael Falcon, Chairman and Chief Executive of Jackson, said: "The US is the world's largest retirement market with trillions of dollars expected to move from savings into retirement income products over the next decade. Jackson's ambition is to play the fullest role possible in this through a strategy of diversifying its product range and distribution network. Over time, this is expected to lead to a more balanced mix of policyholder liabilities and enhance statutory capital and cash generation."

Paul Manduca, Chairman of Prudential, said: "Over the past nine months, Prudential has undertaken a significant amount of work with our advisors to assess our options for introducing third party finance into Jackson. The Board has determined that the preferred route to achieve this is to seek a listing of Jackson in the US in due course, subject to market conditions."

Prudential will provide an update at its half-year results on 11 August 2020.

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes to Editors:

Jackson's 2019 performance highlights
●        Adjusted operating profit increased by 20 per cent to $3,070 million.
●        Continued growth of advisory sales, with new business sales up 30 per cent as distribution models continue to evolve.
●        Expanded advisory distribution footprint with Morgan Stanley, DPL Financial Partners, TD Ameritrade and RetireOne.
●        Awarded 'Contact Center World Class CX Certification' and 'Highest Customer Service for the Financial Industry' awards by The Service Quality Measurement Group, Inc.
●        Actively engaged with FinTech partners including Envestnet, MoneyGuidePro and eMoney.

About Jackson
Jackson is a leading provider of retirement products for industry professionals and their clients. The company and its affiliates offer variable, fixed and fixed index annuities designed for tax-efficient growth and distribution of retirement income for retail customers, as well as products for institutional investors. Jackson is a proud founding member and co-chair of the Alliance for Lifetime Income, a nonprofit 501(c)(6) organisation formed and supported by 24 of the nation's financial services organisations to create awareness and educate Americans about the importance of protected lifetime income. With $297.6 billion in IFRS assets*, the company prides itself on sound corporate risk management practices and strategic technology initiatives. Focused on thought leadership and education, Jackson provides industry insights and financial representative training on retirement planning and alternative investment strategies. The company is also dedicated to corporate philanthropy and supports non-profit organisations focused on strengthening families and creating economic opportunities in the communities where its employees live and work. For more information, visit www.jackson.com.

*Prudential plc's US insurance business has IFRS total assets of $299.0 billion, of which $297.6 billion relate to Jackson, and $269.5 billion of IFRS policyholder liabilities (as of 31 December 2019).

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Forward-looking statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates, the continuance of a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, inflation and deflation and the performance of financial markets generally; global political uncertainties; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's new Group-wide supervisor, as well as new government initiatives generally; the impact of continuing application of Global Systemically Important Insurer or 'G-SII' policy measures on Prudential; the impact on Prudential of systemic risk policy measures adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical impacts of climate change and global health crises on Prudential's business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's IT, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the demerger of M&G plc; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' in Prudential's Full Year 2019 Results Regulatory News Release. Prudential's Full Year 2019 Results Regulatory News Release is available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 March 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer